 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

   Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

June 24, 2008
Commission File Number 001-14978

SMITH & NEPHEW plc
 (Registrant's name)

15 Adam Street
London, England WC2N 6LA
(Address of registrant's principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]
   Form 20-F  X                   Form 40-F
    ---                                   ---
[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).]
Yes                            No  X
---                               ---
      [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).]
Yes                            No  X
---                              ---
     [Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the
 Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of
1934.]
                  Yes                            No  X
                        ---                               ---
     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b) : 82- n/a.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                         Smith & Nephew Plc
                                                 (Registrant)

Date: June 24, 2008

                                                                      By:   /s/ Paul Chambers
                                                        -----------------
                                                 Paul Chambers
                                                 Company Secretary

Transaction in own shares.
Smith & Nephew plc announces that on 24 June 2008 it purchased 175,000 ordinary shares of US$0.20 each at a price of 575.2286 pence per share. The purchased shares will be held as treasury shares.
Following the above purchase, Smith & Nephew plc holds 62,949,483 ordinary shares in treasury, and has 885,887,319 ordinary shares in issue (excluding treasury shares).

Paul Chambers
Company Secretary